Robert D. Ghim

Phoenix, AZ 85048 • linkedin.com/in/robert-ghim-938550b/
rdghim@gmail.com • (623) 414-5954

Chief Executive with proven success as a proactive leader who excelled in turnaround, startup, and expansion environments.

Managed and evaluated the performance of 250+ subsidiaries in 22 countries.
Increased revenue by 150% and stockholder equity by 110% of a $100 billion Korean Conglomerate.

Recruited by the late United States Senator Alan Cranston to lead the Asia-Pacific Chamber of Commerce.
Raised $30+M annually, recruited 1000+ members, and resulted in 70+ Joint ventures.

$17 million investment to build a private equity/M&A firm to $150 million annual revenue within 5 years.
Achieved an average of 6.5 Exit Multiple for the portfolio companies.

Restructured Fortune 1000 Asian Corporations; generated $200 million in annual revenue.
Completed 60+ M&A & JV transactions, Invested over $1.2 billion in commercial real estate.

Revitalized a technology start-up 6 months ahead of schedule & $5.5M under the original budget.
Successfully executed the exit strategy; sold to Dutch Telecom for $76M.

Results-driven CEO able to quickly assess issues, design high-impact strategies and implement "outside the box" solutions.

- Reduced debt/equity ratio by 55%; rebuilt a $100 billion Asian Conglomerate from the bottom up.
- Saved $150 million in 2 years; raised $1.9B in new capital; acquired 40 spin-off/startup companies.
- Expanded from 70 to 250 subsidiaries spanning manufacturing, banking, high-tech, import/export, and construction.
- Developed an “SOP,” a proprietary restructuring matrix; assisted 120 organizations, generating $1.1B in revenue.

Business strategist who combines big-picture vision with practical project management skills to exceed corporate objectives.

- Restructured/consolidated 7 manufacturing facilities and reengineered distribution/CRM functions; increased stockholder value by 150% and cut debt/equity ratio by 51%.
- Planned and developed a $1.1 billion waterfront complex in HCM City; established J/V with the HCM Urban Development Agency. Completed Real estate project by securing $525 million from international investors.
- Leveraged existing real estate portfolio; established Corporate Restructuring REIT, raised $850 million, provided an alternative solution to meet debt obligations, and took the company public.

Proactive Leader who discourages petty competition among the same team members and promotes strong collaborative teamwork where the “weakest link” is looked after and strengthened. Emphasizes being a leader who is fair, accessible, empathetic, and professional.

Internationalist with extensive experience managing major corporations in the Asia-Pacific. In-depth understanding of Asian cultures, languages, and business practices.

Industry Expertise

- Strategy Consulting	- Project Management	- Non-profit Operation
- Private Equity/M&A	- Tech Start-up	- Real Estate Operation
- Conglomerate Operation	- Franchise Operation	- Municipality Management

Executive MBA | Brown University – Providence, RI
CFP (Certified Financial Planning) | Bryant University – Providence, RI
BS in Engineering | University of Utah – Salt Lake City, UT
Military Service | United States Naval Officer – Honorably discharged after six years of service.
Language Proficiency | Fluent in Korean
Professional License | FINRA series 7 & 66

Career History

Global Chief Executive Officer, MyStreme 2022- Present

Responsible for the architectural design of MyStreme Global Infrastructure. In charge of aggregating and delivering AI-driven personalized content for subscribers.

- Globally, raise an aggregate of $1 billion by promoting Regulation S via collaboration with local Broker-dealers in 36 months. Subsequently, raise an additional $1 billion by establishing Joint ventures with 100+ local OTT operators.
- Promote MyStreme subscriptions and drive presales around the globe. Produce a presentational video for Series S funding and subscription presales.
- Establish Global regional Head Quarters in the Far East (Seoul), Southeast Asia (Singapore), European Union (London), and Middle East (Dubai). Build organizational infrastructure, acquire office spaces, hire officers and staff, develop & forecast financial proforma & annual budget, and establish operational & financial milestones.
- Execute joint ventures with regional content providers & streaming entertainment service companies. Utilize the platform of regional players as an OTT media service.

Chief Executive Officer, Pacific Sunrise (Investcorp Affiliate) 2011– 2022

Spearheaded an investment & advisory startup; achieved $150 million annual revenue; sold the company for 18x EBIT.

Private Equity/M&A:

- Participated in acquiring 60+ portfolio companies to identify, prioritize, and execute key strategic initiatives focused on attaining the company's investment objectives. Participated in 85 M&A transactions in the US & Asia Pacific.
- Closed the gap between a portfolio company's historical KPI performance "run chart" and improvement as defined in growth strategy. Charged with pulling key operating levers to maximize sustainable value creation.
- Oversaw liquidity, including mapping revenue projections, budget forecasts, and production expense management. Formulated sustainable EBITDA and scalable operational change by aligning financials to critical operational performance indicators.

Not-for-Profit Advisory Service:

- Assisted 110+ organizations in achieving their mission with operational efficiency and financial objectives.
- Designed & implemented recruitment programs, mentor programs, retirement plans, and medical plans.
- Developed fund solicitation policies; raised an aggregate of $320M via charitable lead and pooled income fund.

Chief Executive Officer, iCommunication Dynamics 2006 – 2010

Executed the exit strategy 6 months ahead of schedule and $5.5M under the original budget; sold for $76M.

- Held full P&L accountability; raised capital through private placement and convertible securities. Oversaw management of accredited investors and private equity groups.
- Advanced company's goals of cultivating and transferring IMRS technologies that enable multi-casting cyber transmission that minimizes up to 75% of internet transmission band expenditure.
- Executed designing a multi-terabit IP over an Optical router. Administered developing MPLS, routing, network management, test, and electrical/mechanical development activities.
- Implemented iDirect engineering outsourcing. Analyzed and managed intellectual property generated covering new technologies' financial valuation & commercial potential. Explore strategy to transfer and commercialize IMRS technology for commercial applications.

Chief Executive Officer, Genesis Advisors (AT Kearney affiliate) 2000 - 2006

Generated fee/equity revenue, which resulted in faster/greater ROI; consistently generated $200 million in annual revenue.

- Transformed a bold idea into one of the largest international advisory companies in the Asia Pacific within 5 years with $200+ million annual revenue, averaging 85 projects per year. With full P&L accountability, directed all facets of an operation, including M&A transactions, project management, JVs, and Real Estate acquisitions.
- Completed 45 M&A transactions, Acquired $1.2 billion in tangible assets and real estate for clients.
- Designed the training programs for the new consultants. Recruited, mentored, and retained an executive leadership team that earned the industry's most aggressive reputation.
- Cultivated solid leadership that signified and encouraged the significant change to improve efficiencies in productivity. Implemented a performance management program to improve capital resourcing by 25%.

VP Strategic Planning, Dongwha Group Holdings 1993 - 1998

Evaluated and improved the performance of 250+ subsidiaries of a Conglomerate that had a presence in 22 countries.

- Ensured the delivery of performance directives to Overseas subsidiaries for maximum profitability. Monitored the performance of subsidiary CEOs, improved the acquisition process, and enhanced information systems.
- Managed 18 international locations with over 520 franchise outlets. Launched marketing campaigns and monitored sales performance. Established distribution supply chain and acquisition of manufacturing facilities.
- Acquired and managed $3.5B commercial real estate portfolios throughout Asia.
- Executed action plans that successfully positioned DGH to weather a major financial crisis and remain viable.
    - Reduced debt/equity ratio from 1900% to 130%; a rebuilt group from the bottom up; secured $850 million to restructure the group.
    - Orchestrated $500 million in debt-to-equity swaps with <15% dilution of outstanding shares; raised $1.7 billion by consolidating properties. Led a successful merger with the LVMH group.
    - Held oversight for $400 million in annual purchasing and government, military, and private contracts; negotiated JV with NEC and generated $350 million in OEM sales.

Executive Director, Asia Pacific Chamber of Commerce 1991 – 1994

Recruited by the late United States Senator Alan Cranston to lead the Asia-Pacific Chamber of Commerce.

- Led 145 officers and staff members with an annual operating budget of $30 million. Developed overall operational strategy, established critical objectives, balanced annual budgets, integrated new technologies, and improved communication. Created policies, directed fundraising, and supervised annual elections & national conventions.
- Coordinated financial support of $10 million from the Asian governments; hosted international business conferences and seminars for business executives from the United States and Asia Pacific.
- Raised $30+ million in annual funding through general donations, charitable giving, and membership dues; recruited and managed 640+ members, including Fortune 1000 Asian conglomerates.
- Hosted 45+ annual business conferences and seminars, resulting in 70+ Joint ventures and international equity investments from the United States and the Asia Pacific.
- Achieved its goal/mission with strategic and operational efficiency and its financial objectives; expanded to 17 regional offices throughout the Asia Pacific.

Township Manager, Chinhae US Naval Base 1987 -1991

Managed the Overseas US Naval Base with an annual budget of $250 million.

- Managed a fully functioning township within the US Naval base. Led 330+ military/civilian personnel in seven departments. Managed personnel living quarters, Officer/Enlisted clubs, theaters, sports facilities, and convention centers.
- Formulated the annual budget of $250 million for the Base Commander on the township operation.
- Supervised the construction of 135,000 square feet of personnel living quarters, 2) refurbished 100,000 square feet of repair and training facilities, 3) built 20 km of additional road, 4) upgraded the sewer system, and 5) redesigned the electric grid system.
- Maintained a cordial relationship with local authorities by developing a "Good Neighbor Policy."